January 8, 2025

Robert Dixon
Chief Executive Officer
MacKenzie Realty Capital, Inc.
89 Davis Road
Suite 100
Orinda, CA 94563

       Re: MacKenzie Realty Capital, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed December 23, 2024
           File No. 333-283478
Dear Robert Dixon:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 10, 2024, letter.

Amendment No. 1 to Registration Statement on Form S-3
Risk Factors
There may be claims relating to our possible non-compliance with federal and/or state securities laws. . ., page 4

1. We refer to your added disclosure regarding these risks. Please revise your disclosure in this risk factor to clarify whether you are referring to the offering under your registration statement on Form N-2 discussed in your other risk factor, or otherwise add additional disclosure to provide context to investors regarding this risk.
 January 8, 2025
Page 2

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Steve Barrett, Esq.